CHURCH & DWIGHT CO., INC. 469 NORTH HARRISON STREET PRINCETON, NEW JERSEY 08543-5297 PHONE: (609) 279-7666 FAX: (609) 497-7177	ZVI EIREF VICE PRESIDENT CHIEF FINANCIAL OFFICER

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:  Jennifer R. Hardy, Legal Branch Chief

Division	of Corporation Finance

Re:	Church & Dwight Co., Inc.
Annual Report on Form 10-K for the
fiscal year ended December 31,2004
Filed March 11, 2005
File No. 1-10585

Dear Ms. Hardy:

This letter is being provided in response to the request contained in your letter of April 26, 2005 to James R. Craigie, President and Chief Executive Officer of Church & Dwight Co., Inc. The comment of the SEC staff contained in your April 26, 2005 letter is the subject of a separate response submitted on our behalf by Morgan, Lewis & Bockius LLP, our outside counsel.

This will confirm our acknowledgement that:

•	Church & Dwight Co., Inc. is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Filing”).

•	The comment of the staff of the Securities and Exchange Commission or changes to disclosures in response to the comment do not foreclose the Commission from taking any action on the Filing.

•	Church & Dwight Co., Inc. may not assert the staff’s comment as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

/s/ Zvi Eiref
Zvi Eiref
Vice President Finance and Chief Financial Officer